EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended			Six Months Ended
Earnings:	June 30, 2017	March 31, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Net income	$156.7	$179.9	$17.0	$336.6	$163.0
Provision (benefit) for income taxes - continuing operations	(31.9)	56.2	111.2	24.3	155.6
(Income) loss from discontinued operations, net of taxes	(115.5)	(101.7)	71.0	(217.2)	(14.0)
Income from continuing operations, before provision (benefit) or income taxes	9.3	134.4	199.2	143.7	304.6
Fixed Charges:
Interest and debt expenses on indebtedness	209.2	163.1	191.6	372.3	386.6
Interest factor: one-third of rentals on real and personal properties	3.5	3.6	4.5	7.2	7.6
Total fixed charges for computation of ratio	212.7	166.7	196.1	379.5	394.2
Total earnings before provision (benefit) for income taxes and fixed charges	$222.0	$301.1	$395.3	$523.2	$698.8
Ratios of earnings to fixed charges	1.04x	1.81x	2.02x	1.38x	1.77x